ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
February 21, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006092

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Business Report for Fiscal Year 2004;
2. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Consolidated), dated January 28, 2005;
3. Press release dated January 28, 2005 and entitled "Revision of Financial Results Forecast for the Fiscal Year Ended March 31, 2005";
4. Press release dated January 28, 2005 and entitled "Revision of Dividend Policy and Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2005"; and
5. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,



Hironori Shibata

Enclosure

File No. 82-34673

For Fiscal Year 2004

SEMI-ANNUAL BUSINESS REPORT

April 1, 2004 through September 30, 2004

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President, CEO & COO of the Company, are included.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen except for per share data)

	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the six months ended September 30, 2004	*(For Reference)* For the year ended March 31, 2004
Sales	1,137	1,133	1,151	2,380
Operating Profit	131	121	123	280
Current Profit	133	124	129	292
Net Profit	78	78	68	182
Total Assets	2,761	2,872	3,018	3,267
Net Assets (shareholders' equity)	1,924	2,052	2,224	2,293
EPS (Net Profit per Share) (yen)	175	175	152	399

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- commencement of an internet research service "infoQ" (commenced on September 1);
- commencement of provision of a new internet service at Mizuho Bank, Ltd. (announced on July 28);

- implementation of human resources development for management of unique and attractive shops (announced on July 27); and
- lecture on "IT Futurology" at Waseda University (held on May 26).

SPECIAL TOPICS

Forum "Dream Up the Future 2004" and the opening of Marunouchi Center is highlighted.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Six Months Ended September 30, 2004

The general economic conditions in and outside Japan and the results of operations of the Company for the period are mentioned.

Significant trends included:

- Total sales increased by 1.6% to 115.1 billion yen.
- Operating profit increased by 1.8% to 12.3 billion yen.
- Current profit increased by 3.8% to 12.9 billion yen.
- Net profit for the current period decreased by 12.8% to 6.8 billion yen.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services increased by 4.3% to 96.0 billion yen. Operating profit of the System Solution Services increased by 5.0% to 9.7 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services decreased by 9.7% to 19.1 billion yen. Operating profit of the Consulting/Knowledge Services decreased by 8.8% to 2.6 billion yen.

Forecast of Business Results for the Fiscal Year 2004

The consolidated sales are expected to increase by 5.0% to 250.0 billion yen compared to fiscal year 2003. Consolidated operating profit is expected to increase by 7.1% to 30.0 billion yen. Consolidated current profit is expected to increase by 3.4% to 30.3 billion yen. Consolidated net profit for the fiscal year 2004 is expected to decrease by 3.7% to 17.6 billion yen.

Consolidated Sales by Business Segments

The amounts of sales for the period in the Company's business by category of service and comparisons to the amounts of the same period last year are mentioned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2003 (As of September 30, 2003)	For the six months ended September 30, 2004 (As of September 30, 2004)	For the year ended March 31, 2004 (As of March 31, 2004)
Assets			
Current assets:			
Cash and deposits	17,220	20,494	17,085
Notes receivable / Accounts receivable	30,472	25,546	32,441
Securities	72,425	43,108	79,726
Others	22,952	31,360	24,998
Total current assets	143,070	120,510	154,252
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	11,913	17,051	16,805
Machinery and equipment	4,811	5,474	5,082
Tools, furniture and fixtures	4,944	5,679	4,916
Land	7,635	9,856	9,856
Total tangible fixed assets	29,304	38,061	36,661
Intangible fixed assets	35,465	33,193	32,505
Investment and others:			
Investment securities	62,646	93,518	86,170
Shares of related companies	3,527	1,939	2,325
Long-term guarantee money paid	8,961	9,632	9,621
Others	4,244	5,009	5,262
Total investment and others	79,379	110,099	103,380
Total fixed assets	144,150	181,353	172,547
Total Assets	287,221	301,864	326,799

Liabilities			
Current liabilities:			
Accounts payable	19,878	17,939	20,154
Accrued income taxes	6,434	4,143	12,704
Others	14,502	17,938	16,725
Total current liabilities	40,815	40,021	49,585
Fixed liabilities:			
Deferred tax liabilities	15,454	13,852	22,266
Accrued severance and retirement benefits	22,672	22,732	22,625
Others	3,044	2,806	2,991
Total fixed liabilities	41,171	39,391	47,883
Total Liabilities	81,987	79,412	97,468
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	147,043	161,497	156,710
Variance of the estimate of other securities	25,479	28,044	40,081
Equity adjustment from foreign currency translation	-687	-483	-857
Treasury stock	-1	-6	-3
Total Shareholders' Equity	205,233	222,451	229,331
Total Liabilities and Shareholders' Equity	287,221	301,864	326,799

Consolidated Statement of Income

	(Millions of yen)		
	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
Sales	113,309	115,167	238,067
Cost of sales	85,150	86,844	178,096
Gross profit	28,158	28,322	59,971
Selling, general and administrative expenses	16,052	16,003	31,948
Operating profit	12,106	12,319	28,022
Non-operating revenues	632	726	1,700
Non-operating expenses	289	119	429
Current profit	12,449	12,926	29,293
Extraordinary profit	1,751	211	5,314
Extraordinary loss	147	1,776	1,680
Net profit before tax, etc.	14,053	11,362	32,927
Income taxes, etc.	6,161	4,480	14,657
Net profit for the current period	7,891	6,882	18,269

Consolidated Statement of Cash Flows

	(Millions of yen)		
	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
(Cash flow from operating activities)			
Net profit before tax, etc.	14,053	11,362	32,927
Depreciation	6,270	7,049	17,750
Others	-7,360	-1,315	-11,517
Total	12,963	17,096	39,160
Interest and dividend income	351	556	858
Interest expenses	-43	-37	-85
Income taxes paid	-5,251	-12,733	-10,620
Cash flow from operating activities	8,019	4,882	29,312
(Cash flow from investing activities)			
Payments for deposit to time deposits	---	-6,231	---
Payments for purchases of securities	---	-3,589	---
Payments for purchases of tangible fixed assets	-1,754	-3,629	-12,650
Proceeds from sales of tangible fixed assets	31	12	137
Payments for purchases of intangible fixed assets	-5,687	-5,234	-11,396
Proceeds from sales of intangible fixed assets	46	82	137
Payments for purchases of investment securities / shares of related companies	-45	28,181	-337
Proceeds from sales / redemption of investment securities / shares of related companies	1,901	396	5,992
Others	25	34	-1,026
Cash flow from investing activities	-5,481	-46,339	-19,143
(Cash flow from financing activities)			
Payments of long-term borrowings	-304	-104	-608
Payments for purchases of treasury stock	---	-2	-1
Payments of dividends	-897	-1,796	-898
Cash flow from financing activities	-1,201	-1,903	-1,508
Effect of exchange rate changes on cash and cash equivalents	-449	330	-609
Net increase (or decrease) in cash and cash equivalents	885	-43,029	8,051
Cash and cash equivalents at beginning of the period	88,760	96,812	88,760
Cash and cash equivalents at end of the period	89,646	53,782	96,812

FINANCIAL STATEMENTS

Balance Sheet

	(Millions of yen)		
	For the six months ended September 30, 2003 (As of September 30, 2003)	For the six months ended September 30, 2004 (As of September 30, 2004)	For the year ended March 31, 2004 (As of March 31, 2004)
Assets			
Current assets:			
Cash and deposits	8,710	11,308	8,337
Notes receivable / Accounts receivable	28,209	23,197	29,798
Securities	72,425	43,108	79,726
Others	20,984	28,960	23,294
Total current assets	130,330	106,575	141,156
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	9,995	10,271	9,732
Machinery and equipment	3,333	3,748	3,664
Tools, furniture and fixtures	3,727	4,452	3,620
Land	4,953	4,953	4,953
Total tangible fixed assets	22,009	23,425	21,970
Intangible fixed assets	33,570	30,972	30,584
Investment and others:			
Investment securities	62,642	93,423	86,076
Shares of related companies	8,501	9,226	9,006
Long-term guarantee money paid	9,958	10,626	10,613
Others	2,544	2,913	3,263
Total investment and others	83,647	116,190	108,960
Total fixed assets	139,227	170,588	161,515
Total Assets	269,557	277,163	302,672

Liabilities			
Current liabilities:			
Accounts payable	21,549	19,002	21,951
Accrued income taxes	4,674	2,028	10,245
Others	25,177	26,222	21,511
Total current liabilities	51,401	47,252	53,708
Fixed liabilities:			
Deferred tax liabilities	15,047	13,795	22,212
Accrued severance and retirement benefits	20,240	20,339	20,214
Others	1,436	1,326	1,491
Total fixed liabilities	36,724	35,461	43,918
Total Liabilities	88,125	82,713	97,626
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	122,554	133,011	131,566
Variance of the estimate of other securities	25,479	28,044	40,081
Treasury stock	-1	-6	-3
Total Shareholders' Equity	181,431	194,449	205,045
Total Liabilities and Shareholders' Equity	269,557	277,163	302,672

Statement of Income

	(Millions of yen)		
	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
Sales	102,370	104,250	216,122
Cost of sales	80,122	83,247	168,738
Gross profit	22,247	21,003	47,383
Selling, general and administrative expenses	14,248	14,163	28,125
Operating profit	7,998	6,839	19,258
Non-operating revenues	382	515	1,192
Non-operating expenses	229	78	324
Current profit	8,151	7,276	20,127
Extraordinary profit	1,883	2	5,788
Extraordinary loss	115	1,560	510
Net profit before tax	9,919	5,718	25,405
Income taxes, etc.	4,252	2,270	10,726
Net profit for the current period	5,666	3,447	14,679
Profit brought forward	1,566	3,204	1,566
Unappropriated profit for the current period	7,232	6,652	16,245

COMPANY DATA (as of September 30, 2004)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders

The names of top ten shareholders are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

Officers

The names of 10 Directors, 5 Corporate Auditors and 22 Executive Officers are mentioned.

Stock Price Information

Change in stock price for the period from April 2004 to September 2004 is shown in the form of graph.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Consolidated)

January 28, 2005

Nomura Research Institute, Ltd. (Code Number: 4307 Tokyo Stock Exchange, First Section)

(URL http://www.nri.co.jp)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5533-2111

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in application and object of consolidation and equity method: Applicable.
Consolidated (New): 1
Equity Method (Exclusion): 1

2. Summary of Business Results (April 1, 2004 through December 31, 2004)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Nine Months)
Nine Months ended December 31, 2004	¥180,621 million (7.6%)	¥20,118 million (6.3%)	¥20,716 million (7.0%)	¥11,843 million (-6.6%)
Nine Months ended December 31, 2003	¥167,794 million (-1.0%)	¥18,917 million (-4.3%)	¥19,367 million (-3.5%)	¥12,678 million (8.4%)
(For reference) Year ended March 31, 2004	¥238,067 million	¥28,022 million	¥29,293 million	¥18,269 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Nine Months ended December 31, 2004	¥263.18	¥263.17
Nine Months ended December 31, 2003	¥281.75	¥281.74
(For reference) Year ended March 31, 2004	¥399.44	¥399.42

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(2) Changes in Financial Condition (Consolidated) (As of December 31, 2004)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2004	¥305,839 million	¥229,759 million	75.1%	¥5,105.84
Nine Months ended December 31, 2003	¥295,540 million	¥214,840 million	72.7%	¥4,774.24
(For reference) Year ended March 31, 2004	¥326,799 million	¥229,331 million	70.2%	¥5,089.72

(3) Consolidated Statement of Cash Flow (April 1, 2004 through December 31, 2004)

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2004	¥9,965 million	-¥69,088 million	-¥3,834 million	¥33,895 million
Nine Months ended December 31, 2003	¥12,508 million	-¥6,445 million	-¥1,354 million	¥92,884 million
(For reference) Year ended March 31, 2004	¥29,312 million	-¥19,143 million	-¥1,508 million	¥96,812 million

3. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

Financial results forecast and dividend forecast, both of which were released on October 28, 2004, are revised as below. Please also refer to the press releases entitled "Revision of Financial Results Forecast for the Fiscal Year Ended March 31, 2005" and "Revision of Dividend Policy and Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2005", respectively, released today.

	Sales	Operating Profit	Current Profit	Net Profit	Annual Dividends per Share		
					Interim (Actual)	Year-end	
Annual	¥250,000 million	¥30,000 million	¥30,300 million	¥15,500 million	¥20.00	¥80.00	¥100.00

(Reference)
Estimated net profit per share (annual): 344.45 yen

(For reference) Results of Operations (Consolidated) for the Third Quarter (October 1, 2004 through December 31, 2004)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended December 31, 2004	¥65,454 million (20.1%)	¥7,799 million (14.5%)	¥7,790 million (12.6%)	¥4,960 million (3.6%)
Three Months ended December 31, 2003	¥54,485 million (-2.3%)	¥6,810 million (3.5%)	¥6,917 million (2.8%)	¥4,786 million (25.9%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended December 31, 2004	¥110.25	-
Three Months ended December 31, 2003	¥106.37	¥106.36

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

NEWS RELEASE

Revision of Financial Results Forecast for the Fiscal Year Ended March 31,2005

January 28, 2005
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd. (NRI) announced today, it revised the financial results forecast for the fiscal year ended March 31, 2005 (we announced on October 28, 2004).

1. Consolidated Financial Results Forecast for the fiscal year ended March 31, 2005

(Unit: million Yen)

	Sales	Operating Profit	Net Income
Previous Forecast (A)	250,000	30,000	17,600
Current Forecast (B)	250,000	30,000	15,500
Increase/Decrease (B - A)	–	–	△2,100
Changes (%)	–	–	△11.9
(cf.) Results for the Year ended March 31, 2004	238,067	28,022	18,269

2. Reasons for Revision

(1)Gain from sales of investment securities, etc.

(2)In consideration of the renewal of present systems to meet the needs of customers and the rapid changes in the customers' business environment, we are on the revaluation of software assets to ensure the better financial condition. Some systems are expected to make loss on the revaluation.

(Note)Sales and profit forecast in this report are based on information available to management at the time this report was prepared. As such,this forecast contains risk and uncertainty. Readers should be aware that actual sales and profits may differ from this forecast.

[For inquiries, please contact:]
Shin Ueoka, Investor Relations
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

NEWS RELEASE

Revision of Dividend Policy and Dividend Forecasts Upward for the Fiscal Year Ended March 31,2005

January 28, 2005
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today to revise the dividend policy and increase the dividend as follows.

1. Revision of Dividend Policy
NRI maintains that sustained growth in corporate value is the most important return to shareholders. The company's basic policy on profit distribution is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business growth, as well as profit levels and the status of cash flow. The target of dividend payout ratio is 30%, taking into consideration the business profit levels and the status of cash flows.
Retained earnings will be invested to enhance multi user system services, to cultivate new businesses and improve system development efficiency, to improve facilities, to engage in research and development, to develop human resources, and to further enhance quality management.

2. Reasons for Dividend Increase
According to the Revision of Dividend Policy above, and taking into consideration the profit levels and the status of cash flow, the forecast of end of term dividend is revised 80 Yen per share as detailed below. The forecast of annual total dividend per share is 100 Yen, including the interim dividend already paid. The fiscal year dividend needs a resolution at an ordinary general meeting of shareholders on June, 2005.
Please see the NRI's NEWS RELEASE,"Revision of Financial Results Forecast for the Fiscal Year Ended March 31, 2005".

3. Dividend per share for the fiscal year ended March 31, 2005(40th term)

(Unit:Yen)

	1st Half	Fiscal Year	Annual Total
Previous forecast	20.00	20.00	40.00
Revised forecast	20.00	80.00	100.00
Reference:Dividend for previous year (Year ended March 31,2004)	–	40.00	40.00

(Note)1.Dividend per share is on the assumption of business environment and business results forecast.
2.Dividend payout ratio estimates 29.0%.(based on revised financial results forecast of FY Mar.2005)

[For inquiries, please contact:]
Shin Ueoka, Investor Relations
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

A Report of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to shares of NIWS Co., Ltd. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on January 20, 2005. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Report of Substantial Shareholding

A Report of Substantial Shareholding concerning shareholding ratio of the Company with respect to shares of Argo 21 Corporation has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on February 9, 2005. A report of substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to Annual Securities Report

Amendments to Annual Securities Reports for the 36th fiscal year (from April 1, 2000 through March 31, 2001) and the 37th fiscal year (from April 1, 2001 through March 31, 2002), respectively, prepared in accordance with paragraph 1 of Article 24-2 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET on December 14, 2004. Amendment to annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.